November 25, 2019

Antony Leung
Chairman
New Frontier Corp
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

       Re: New Frontier Corp
           Preliminary Proxy Materials on Schedule PreM14A
           Filed on September 11, 2019
           File no. 001-38562

Dear Mr. Leung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Jonathan Rochwarger, Esq.